           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 9


                                    FORM 6-K
                                    --------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of October 1998

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)

                         19-2, NISHI-SHINJUKU 3-CHOME
                       SHINJUKU-KU, TOKYO 163-19, JAPAN
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X        Form 40-F
                                   ---                 ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes            No  X
                                 ----          ----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________.

NOTICE OF AMENDED PROJECTED CONSOLIDATED AND NON-CONSOLIDATED FINANCIAL RESULTS FOR FISCAL YEAR 1999:

          On October 22, 1998, the registrant issued a press release in which it announced that it had amended its (a) projected non-consolidated financial results for fiscal year 1999 (April 1, 1998 to March 31, 1999), which were announced on July 10, 1998, and (b) its projected consolidated financial results for fiscal year 1999 (April 11, 1998 to March 31, 1999), which were announced on July 10, 1998.

          Enclosed are copies of two press releases dated October 22, 1998 pertaining to the amendments to the forecasts for the registrant's operations for the fiscal year ending March 31, 1999. The financial information included in the press releases was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant's Annual Reports on Form 20-F, which information is prepared on the basis of accounting principles generally accepted in the United States.

          The amendments to the earning projections for the fiscal year ended March 31, 1999 contained in the attachments are forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachments.

          The registrant's earnings projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by pricing of services and new businesses.

          No assurance can be given that the registrant's actual results will not vary significantly from the projected earnings.

                                   SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                NIPPON TELEGRAPH AND TELEPHONE
                                  CORPORATION


                                By /s/ Mototane Miyazaki
                                   -----------------------------------
                                   Name:  Mototane Miyazaki
                                   Title: Executive Manager
                                          General Affairs Department


Date:  October 22, 1998

                                NTT                                [LOGO]
                                NIPPON TELEGRAPH AND TELEPHONE
                                CORPORATION
NEWS RELEASE                    ---------------------------------------------


                                Telephone 03-5353-5035
                                20-2 Nishi-ShinJuku 3 -Chome ShinJuku-ku,
                                Tokyo 163-1419 Japan


                                                         October 22, 1998


FOR IMMEDIATE RELEASE



       NTT AMENDS PROJECTED FINANCIAL RESULTS FOR FY 1999



Nippon Telegraph and Telephone Corporation (NTT) has amended its projected non-consolidated and consolidated financial results for FY 1999 (April 1, 1998 to March 31, 1999) as follows.


                                  #    #    #


For further information, please contact:

        Norihiko Ohkubo or Megumi Inaji
        Overseas Public Relations
        Global Business Headquarters
        Telephone: (03) 5353-5035
        e-mail: info@iad.hqs.ntt.co.jp

PROJECTED NON-CONSOLIDATED FINANCIAL RESULTS FOR FY 1999



NTT has amended its projected non-consolidated financial results for FY 1999,
                              ----------------
which were announced on July 10, 1998 as follows:

Projected financial results for FY 1999

                                                         (millions of Yen)
--------------------------------------------------------------------------
                                   Operating     Recurring      Net Income
                                   Revenues       Profit
--------------------------------------------------------------------------
Before amendment (A)               6,365,000       285,000         153,000
--------------------------------------------------------------------------
After amendment (B)                6,365,000       259,000         434,000
--------------------------------------------------------------------------
Increase (Decrease) (B)-(A)                0       -26,000         281,000
--------------------------------------------------------------------------
% Change                                 0.0         -9.11          183.71
--------------------------------------------------------------------------

The reasons of above amendments were the following:

In conjunction with the listing of NTT Mobile Communications Network, Inc. ("NTT DoCoMo") on the First Section of the Tokyo Stock Exchange, NTT sold part of its NTT DoCoMo's shares to the public. As a result, NTT will record a gain from such sales as an extraordinary profit. At the same time, the following items have also been considered to amend the projected financial results:

1. Sales of NTT DoCoMo's shares:
   -----------------------------

Gain from the sale of NTT DoCoMo's shares after deducting related expenses is now reflected in the financial projections.

2. The projected financial results of NTT DoCoMo Group Companies and NTT
   ---------------------------------------------------------------------

   Personal Group companies
   ------------------------

Due to the listing of its stock on the Tokyo Stock Exchange, NTT DoCoMo is now required to disclose its projected results of operations, including results relating to its NTT Personal affiliates. Accordingly, NTT has amended its projected financial results to give effect to these transaction and to provide separate financial projections for NTT DoCoMo Group companies.

3. Others:
   -------

NTT is preparing its financial results for the six months period ended September 30, 1998. The following amendments have been reflected in the financial projection for the year ending March 31, 1999:

- Losses on devaluation of securities at September 30, 1998 (recorded in NTT's accounts at September 30, 1998); and

- Additional depreciation for R&D-related fixed assets (10 billion yen) will be recorded to meet with a new accounting guideline "R&D" as a result of NTT's reorganization.

Please see attachment 1 for more details.

NTT's non-consolidated results for FY 1998 (April 1, 1997 to March 31, 1998) were as follows:


                                                         (millions of Yen)
--------------------------------------------------------------------------
                                   Operating     Recurring
                                   Revenues       Profit        Net Income
--------------------------------------------------------------------------
FY 1998                            6,322,344       356,616         176,636
--------------------------------------------------------------------------



                                  #    #    #

(Attachment 1)
Amendment of Projected Non-Consolidated Financial Results

                                                                                                             (billions of Yen)
____________________________________________________________________________________________________________________________________
                                              Before                             NTT DoCoMo                               After
                                             Amendment           NTT DoCoMo         and                                 Amendment
                                          (July 10, 1998)        Stock Sales     NTT Personal       Others      Sum   (Oct 22, 1998)
____________________________________________________________________________________________________________________________________
Operating Revenues                               6,365                                                                     6,365
                                                                      *2
Operating Expenses                               6,061                11                                 -2       9        6,070
                                                         (enterprise tax)                   (enterprise tax)
Operating Income                                   304               -11                                  2      -9          295
____________________________________________________________________________________________________________________________________
Non-Operating Income                               -19                                                  -17     -17          -36
                                                                                        (loss on securities
                                                                                                evaluation)
____________________________________________________________________________________________________________________________________
Recurring Profit                                   285               -11                                -15     -26          259
____________________________________________________________________________________________________________________________________
Extraordinary Profit                                 -               824                                        824          824
____________________________________________________________________________________________________________________________________
Gains on Sales of                                                     *1
Subsidiary Stocks                                    -               824                                        824          824
____________________________________________________________________________________________________________________________________
Extraordinary Loss                                  41                82                  1             100     183          224
____________________________________________________________________________________________________________________________________
Loss from Liquidation of Related Companies          41                 1                  1                       1           42
Extraordinary Depreciation for Fixed
Assets for R&D                                       -                                                  100     100          100
                                                                      *2
Enterprise Tax                                       -                82                  0                      82           82
____________________________________________________________________________________________________________________________________
Corporation and Inhabitant Tax                      91               341                  0              -7     334          425
____________________________________________________________________________________________________________________________________
Net Income                                         153               390                 -1            -108     281          434
____________________________________________________________________________________________________________________________________

(1) Gains on sales of subsidiary stocks = Proceeds from sales - (Underwriting fee + tax on security exchange + book value of the stocks).

(2) Enterprise tax of (Yen) 93 billion relating to a gain from sales of NTT DoCoMo's shares is recorded as an extraordinary loss, and reduced enterprise taxes of (Yen) 11 billion relating to the PHS business loss, which is now deductible.

             PROJECTED CONSOLIDATED FINANCIAL RESULTS FOR FY 1999


NTT has amended its projected consolidated financial results for FY 1999, which
                              ------------
were announced on July 10, 1998 as follows:

Projected financial results for FY 1999

                                                         (millions of Yen)
--------------------------------------------------------------------------
                                   Operating     Recurring      Net Income
                                   Revenues       Profit
--------------------------------------------------------------------------
Before amendment (A)               9,702,000       653,000         366,000
--------------------------------------------------------------------------
After amendment (B)                9,726,000       604,000         615,000
--------------------------------------------------------------------------
Increase (Decrease) (B)-(A)           24,000       -49,000         249,000
--------------------------------------------------------------------------
% Change                                 0.2          -7.5            68.0
--------------------------------------------------------------------------

The reasons of above amendments were the following:

In conjunction with the listing of NTT Mobile Communications Network, Inc. ("NTT DoCoMo") on the First Section of the Tokyo Stock Exchange, NTT sold part of its NTT DoCoMo's shares to the public. As a result, NTT will record a gain from such sales as an extraordinary profit. At the same time, the following items have also been considered to amend the projected financial results:

1. Sales of NTT DoCoMo's shares:
   -----------------------------

Gain from the sale of NTT DoCoMo's shares after deducting related expenses is now reflected in the financial projections.

2. The projected financial results of NTT DoCoMo Group companies and NTT
   ---------------------------------------------------------------------
   Personal Group companies:
   -------------------------

Due to the listing of its stock on the Tokyo Stock Exchange, NTT DoCoMo is now required to disclose its projected results of operations, including results relating to its NTT Personal affiliates. Accordingly, NTT has amended its projected financial results to give effect to these transaction and to provide separate financial projections for NTT DoCoMo Group companies.

3. Others:
   -------

NTT is preparing its financial results for the six months period ended September 30, 1998. The following amendments have been reflected in the financial projection for the year ending March 31, 1999:

- Losses on devaluation of securities at September 30, 1998 (recorded in NTT's accounts at September 30, 1998); and

- Additional depreciation for R&D-related fixed assets (10 billion yen) will be recorded to meet with a new accounting guideline "R&D" as a result of NTT's reorganization.

Please see attachment 2 for more details.

NTT's consolidated results for FY 1998 (April 1, 1997 to March 31, 1998) were as follows:

                                                         (millions of Yen)
--------------------------------------------------------------------------
                                   Operating     Recurring      Net Income
                                   Revenues       Profit
--------------------------------------------------------------------------
FY 1998                            9,450,013       600,582         289,863
--------------------------------------------------------------------------


                                  #    #    #

(Attachment 2)
Amendment of Projected Consolidated Financial Results

                                                                                                             (billions of Yen)
____________________________________________________________________________________________________________________________________
                                                                                  Amendment
                                                                 -------------------------------------------
                                              Before                             NTT DoCoMo                               After
                                             Amendment           NTT DoCoMo         and                                 Amendment
                                          (July 10, 1998)        Stock Sales     NTT Personal       Others    Sum     (Oct 22, 1998)
____________________________________________________________________________________________________________________________________
Operating Revenues                               9,702                                   24                      24        9,726

Operating Expenses                               8,887                                   15                      15        8,902

Operating Income                                   815                                    9                       9          824
____________________________________________________________________________________________________________________________________
                                                                      *2
Non-Operating Income                              -162               -39                 -2             -17     -58         -220
                                                                                                  (loss on
                                                                                                 securities
                                                                                                evaluation)
____________________________________________________________________________________________________________________________________
Recurring Profit                                   653               -39                  7             -17     -49          604
____________________________________________________________________________________________________________________________________
Extraordinary Profit                                 -               785                                        785          785
____________________________________________________________________________________________________________________________________
Gains on Sales of                                                     *1
Subsidiary Stocks                                    -               785                                        785          785
____________________________________________________________________________________________________________________________________
Extraordinary Loss                                   -                                                  100     100          100
____________________________________________________________________________________________________________________________________
Extraordinary Depreciation for Fixed
Assets for R&D                                       -                                                  100     100          100
____________________________________________________________________________________________________________________________________
Corporation, Inhabitant                                                                  *5
and Enterprise Tax*3                               270               413                -26              -9     378          648
____________________________________________________________________________________________________________________________________
                                                                      *4
Minority Interest                                   17                 9                                          9           26
____________________________________________________________________________________________________________________________________
Net Income                                         366               324                 33            -108     249          615
____________________________________________________________________________________________________________________________________

(1) The difference of the gain on sales of NTT DoCoMo shares between a non-consolidated basis and on a consolidated basis is due to the difference of their book value of the stock.

(2) Expenses incurred by NTT DoCoMo for its IPO.

(3) Enterprise tax is now disclosed in the caption which includes corporation and inhabitant taxes.

(4) Transfer of certain NTT's interest in net income of NTT DoCoMo for the year ending March 31, 1999 to minority shareholders as a result of reduction of NTT's ownership to 67%.

(5) Income tax of NTT DoCoMo will be reduced as a result of transfer of PHS business to NTT DoCoMo in December 1998.